# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Waton Financial Ltd, CIK 0001987363
CUSIP: G9548D104
Title of class of securities: Ordinary shares, no par value per share
Address of issuer's principal executive offices: Suites 3605-06, 36th Floor, Tower 6, The Gateway, Harbour City, Tsim Sha Tsui, Kowloon, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002083073

## Reporting persons
- ZHOU KAI: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 40,980,000; sole dispositive power 0; shared dispositive power 40,980,000; aggregate amount beneficially owned 40,980,000 (85% of the class)
  Comment: (1) These ordinary shares are held by WATON CORPORATION LIMITED ("Waton Corporation"), of which approximately 47.70% are held by TRIUMPH TEAM ASSETS LIMITED ("Triumph Team Assets") and approximately 9.40% are held by WATON ESOP HOLDINGS LTD ("Waton ESOP Holdings"). Each of Triumph Team Assets and Waton ESOP Holdings is 100% owned by WTF Holding Group Limited ("WTF Holding", previously named "TZed Holding Group Limted"). The Company's Chairman of the Board of Directors, and Chief Technology Officer, Mr. Zhou Kai, is the sole director of Waton Corporation and 100% owner of each of Triumph Team Assets, Waton ESOP Holdings and WTF Holding. Mr. Zhou Kai holds the voting powers (and dispositive powers) over the ordinary shares held by Waton Corporation.
  
  (2) Percentage of class is calculated based on 48,237,472 shares of ordinary shares outstanding as of July 24, 2025, according to the Company's annual report on Form 20-F for the 2025 fiscal year filed with the U.S. Securities and Exchange Commission on July 24, 2025.
- WATON CORPORATION LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 40,980,000; sole dispositive power 0; shared dispositive power 40,980,000; aggregate amount beneficially owned 40,980,000 (85% of the class)
- TRIUMPH TEAM ASSETS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 40,980,000; sole dispositive power 0; shared dispositive power 40,980,000; aggregate amount beneficially owned 40,980,000 (85% of the class)
- WATON ESOP HOLDINGS LTD: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 40,980,000; sole dispositive power 0; shared dispositive power 40,980,000; aggregate amount beneficially owned 40,980,000 (85% of the class)
- WTF Holding Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 40,980,000; sole dispositive power 0; shared dispositive power 40,980,000; aggregate amount beneficially owned 40,980,000 (85% of the class)

## Item 1. Issuer
Name of issuer: Waton Financial Ltd
Address of issuer's principal executive offices: Suites 3605-06, 36th Floor, Tower 6, The Gateway, Harbour City, Tsim Sha Tsui, Kowloon, Hong Kong, 00000

## Item 2. Person Filing
Name of person filing:
Kai ZHOU

WATON CORPORATION LIMITED

TRIUMPH TEAM ASSETS LIMITED

WATON ESOP HOLDINGS LTD

WTF Holding Group Limited
Address of principal business office or, if none, residence:
Kai ZHOU's address or principal business office: Suites 3605-06, 36th Floor, Tower 6, The Gateway, Harbour City, Tsim Sha Tsui, Kowloon, Hong Kong

WATON CORPORATION LIMITED's address or principal business office: Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands

TRIUMPH TEAM ASSETS LIMITED's address or principal business office: Harneys Corporate Services Limited, Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands

WATON ESOP HOLDINGS LTD's address or principal business office: Harneys Corporate Services Limited, Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands

WTF Holding Group Limited's address or principal business office: Start Chambers, Wickhams Cayt II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands
Citizenship:
Kai ZHOU's citizenship: China

WATON CORPORATION LIMITED's place of organization: Cayman Islands

TRIUMPH TEAM ASSETS LIMITED's place of organization: British Virgin Islands

WATON ESOP HOLDINGS LTD's place of organization: British Virgin Islands

WTF Holding Group Limited's place of organization: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 40,980,000
Percent of class: 85.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 40,980,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 40,980,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ZHOU KAI: /s/ Kai ZHOU, Kai ZHOU (09/02/2025)
- WATON CORPORATION LIMITED: /s/ Kai ZHOU, Kai ZHOU, director (09/02/2025)
- TRIUMPH TEAM ASSETS LIMITED: /s/ Kai ZHOU, Kai ZHOU, director (09/02/2025)
- WATON ESOP HOLDINGS LTD: /s/ Kai ZHOU, Kai ZHOU, director (09/02/2025)
- WTF Holding Group Limited: /s/ Kai ZHOU, Kai ZHOU, director (09/02/2025)